Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Fiona Darmon
Tel: +972 8 861 0000	Tel: 646 797 2868
Email: investors@rrsat.com

For Immediate Release

RRSAT SCHEDULES FIRST QUARTER 2008 RESULTS
RELEASE FOR MONDAY, MAY 5, 2008

Conference Call Scheduled for May 5, 2008 at 9:00am ET

OMER, Israel – April 21, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it will be releasing its first quarter 2008 results on Monday, May 5, 2008 before US markets open.

The Company will also be hosting a conference call on the same day, at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-407-2553
UK Dial-in Number: 0-800-917-9141
Israel Dial-in Number: 03-918-0610
International Dial-in Number: +972 3 918 0610
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com. In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers: 1 877 456 0009 (US) and +972 3 925 5928 (International).

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.